Exhibit 99.1
Q1
2026
EARNINGS RESULTS
Conference Call
Friday, April 24, 2026
9:00 a.m. (Mexico City Time)
11:00 a.m. (Eastern Time)

To participate in the conference call please connect via webcast or by dialing:
International Toll-Free:    +1 (888) 350-3870
International Toll:    +1 (646) 960-0308
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Participant Code:    1849111

Webcast:    https://events.q4inc.com/attendee/586656108

The replay will be available two hours after the call has ended and can be accessed from Vesta's IR website.

Juan Sottil
CFO
+52 55 5950-0070 ext. 133
jsottil@vesta.com.mx
Fernanda Bettinger
IRO
+52 55 5950-0070 ext. 163
mfbettinger@vesta.com.mx
investor.relations@vesta.com.mx
Barbara Cano
InspIR Group
+1 (646) 452-2334
barbara@inspirgroup.com

Mexico City, April 23, 2026 – Corporación Inmobiliaria Vesta S.A.B. de C.V., (“Vesta”, or the “Company”) (BMV: VESTA; NYSE: VTMX), a leading industrial real estate company in Mexico, today announced results for the first quarter ended March 31, 2026. All figures included herein were prepared in accordance with International Financial Reporting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by reference to, Vesta's consolidated financial statements, including the notes thereto. Vesta’s financial results are stated in US dollars unless otherwise noted.
Q1 2026 Highlights
•Vesta delivered solid financial results for the first quarter 2026. Total rental income increased to US$ 76.7 million, while rental revenues reached US$ 74.0 million, a 14.1% sequential increase. Adjusted Net Operating Income (Adjusted NOI1) margin reached 95.1% for the first quarter 2026, while Adjusted EBITDA2 margin reached 83.9%. Vesta Funds From Operations (Vesta FFO) totaled US$ 43.1 million for the first quarter 2026; a slight 4.1% decrease compared to US$ 45.0 million for the first quarter of 2025.
•First quarter 2026 leasing activity reached 1.6 million sf, including 1.0 million square feet (sf) in new leases with existing and new Vesta tenants in the logistics, electronics and aerospace sectors reflecting improving market dynamics. Lease renewals accounted for 0.6 million sf, with a weighted average lease term of approximately five years. Total portfolio occupancy reached 89.7% by quarter's end, while stabilized and same-store occupancy reached 93.4% and 95.0%, respectively.
•Renewals and re-leasing activity for the last twelve-months reached 4.8 million sf, with a trailing twelve-month weighted average spread of 9.1%.
•Increasing market activity led the Company to commence construction on three new buildings: one inventory building in Tijuana and two inventory buildings in Mexico City, reflecting the continued successful implementation of the Vesta 2030 strategy. Construction in progress totaled 1.6 million sf as of the end of the first quarter 2026, representing an estimated investment of approximately US$ 146.7 million, of which 50.0% was pre-leased, with an expected yield on cost of 10.1%.
•Vesta announced that on February 17, 2026, it had prepaid its MetLife III facility for US$ 118 million. As a result, the Company has no secured debt, further strengthening its balance sheet while enhancing overall financial flexibility.
•Subsequent to quarter-end, on April 22, 2026, Vesta held its General Shareholders' Meeting, at which shareholders approved a 2026 dividend of US$ 74.8 million, representing a 7.5% year over year increase. Vesta will pay a total dividend of US$ 18.7 million for the first quarter of 2026 on May 6, 2026.

1 Adjusted NOI and Adjusted NOI Margin calculations have been modified, please refer to Notes and Disclaimers.
2 Adjusted EBITDA and Adjusted EBITDA Margin calculations have been modified, please refer to Notes and Disclaimers.

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Financial Indicators (million)	Q1 2026	Q1 2025	Chg. %
Total Rental Income	76.7	67.1	14.4
Total Revenues (-) Energy	74.0	64.9	14.1
Adjusted NOI	70.4	62.1	13.4
Adjusted NOI Margin %	95.1%	95.7%
Adjusted EBITDA	62.1	55.3	12.4
Adjusted EBITDA Margin %	83.9%	85.2%
EBITDA Per Share	0.0723	0.0637	13.5
Total Comprehensive Income	107.6	12.3	774.7
Vesta FFO	43.1	45.0	(4.1)
Vesta FFO Per Share	0.0502	0.0518	(309.4)
Vesta FFO (-) Tax Expense	37.9	36.1	4.9
Vesta FFO (-) Tax Expense Per Share	0.0441	0.0416	6.0
Diluted EPS	0.1253	0.0142	783.7
Shares (average)	859.0	867.9	(1.0)
•First quarter 2026 total revenues reached US$ 76.7 million; a 14.4% year over year increase from US$ 67.1 million in the first quarter 2025. Total revenues excluding energy increased to US$ 74.0 million; a 14.1% year over year increase from US$ 64.9 million in 2025 due to US$ 8.1 million in new revenue-generating contracts and a US$ 2.0 million favorable inflationary impact on first quarter 2026 results.
•First quarter 2026 Adjusted NOI increased 13.4% to US$ 70.4 million, compared to US$ 62.1 million in the first quarter of 2025. Adjusted NOI margin for the first quarter was 95.1%; a 62 basis point year over year decrease, primarily driven by an increased proportion of costs relative to rental income.
•Adjusted EBITDA for the quarter increased 12.4% to US$ 62.1 million, compared to US$ 55.3 million in the first quarter 2025. Adjusted EBITDA margin for the quarter was 83.9%; a 130 basis point decrease primarily driven by higher costs and increased administrative expenses, year over year.
•First quarter 2026 Vesta funds from operations after tax (Vesta FFO Less Tax Expense) increased to US$ 37.9 million, compared to US$ 36.1 million for the same period in 2025. Vesta FFO after tax per share was US$ 0.0441 for the first quarter of 2026, compared to US$ 0.0416 for the same period in 2025, a 6.0% increase. This increase was primarily due to a favorable tax expense impact during the quarter, primarily driven by deferred tax effects.
•First quarter 2026 Vesta FFO excluding current tax was US$ 43.1 million, compared to US$ 45.0 million in the first quarter of 2025. The decrease was primarily due to higher interest expense in the first quarter of 2026 compared to the same period in 2025.
•First quarter 2026 total comprehensive income was a gain of US$ 107.6 million, compared to a US$ 12.3 million gain in the first quarter of 2025, primarily due to a higher gain on revaluation of investment properties and a favorable tax impact during the first quarter of 2026.
•The total value of Vesta’s investment property portfolio was US$ 4.2 billion as of March 31, 2026; a 2.4% increase compared to US$ 4.1 billion at the end of December 31, 2025.

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Letter from the CEO

Portfolio quality and disciplined execution drive strong performance amid heightened geopolitical volatility

The first quarter of 2026 unfolded against another complex global backdrop, marked by renewed geopolitical uncertainty from the ongoing Middle East conflict, military tensions across multiple regions, rising oil prices, and ever-evolving trade dynamics. While these factors continue to shape corporate decision-making, our clients’ activity during the quarter underscores their confidence in both Vesta and in Mexico as integral to their long-term strategies. We also note that ongoing USMCA-related discussions, rather than a weakening underlying demand, appear to be the primary factor influencing investment timing. The first round of negotiations began on March 16, focusing on measures aimed at preserving the Agreement’s regional benefits remain: reducing reliance on external imports, strengthening rules of origin, and reinforcing North American supply chains, as outlined by the Office of the United States Trade Representative.

At the same time, the structural drivers supporting Mexico’s industrial real estate sector remain firmly in place. Supply chain regionalization and deepening trade integration with the U.S. continue to position the country as a critical manufacturing and logistics hub. Mexico’s share of U.S. imports rose by more than three percentage points in the first two months of 2026, reinforcing its position as the United States’ top trading partner, supported in part by robust automotive sector performance. Mexico’s global competitiveness also improved notably, climbing six spots to 19th place in 2026 from 25th place in 2025 within the Kearney Foreign Direct Investment (FDI) Confidence Index- also making it the second-fastest rising country after Singapore.

Within this context, Vesta delivered a strong quarter, supported by solid leasing momentum and disciplined execution.

Total leasing activity for first quarter 2026 reached 1.6 million square feet. Of this, approximately 1.0 million square feet were attributable to new leases with best-in-class companies. An additional 0.6 million square feet correspond to renewals, with an average lease age of five years and a leasing spread of 9.0%.

First quarter leasing activity from both existing clients' continued expansion and healthy new client demand therefore underscores companies' confidence in the quality and positioning of our portfolio. Demand was led by resilient sectors, including logistics, electronics, aerospace, among others- all of which will benefit from long-term structural tailwinds.

What we are seeing today is not only resilience in demand but global tenants' increasing conviction in Mexico and in Vesta’s platform.

As leasing activity continues to gain momentum, we have selectively resumed development- launching two new projects in Mexico City and one in Tijuana, which brings our total development pipeline to approximately 1.6 million square feet. Our approach remains disciplined and demand-driven, prioritizing tenant-backed projects in high-conviction markets.

Our execution this quarter reflects the continued successful implementation of our Vesta 2030 strategy, which is centered on developing and operating a high-quality, differentiated portfolio supported by selective and disciplined growth. We prioritize assets with strong infrastructure, energy availability, and long-term relevance for global tenants, enabling us to differentiate in markets where supply dynamics can vary significantly.

Importantly, our growth is underpinned by a fully secured land bank providing the flexibility to activate development in phases based on market conditions. This approach enables us to capture opportunities while maintaining control over risk and returns.

From a financial perspective, we delivered solid first quarter results, with rental revenues increasing 14.1% year-over-year to US$ 74.0 million, supported by strong operating performance. Adjusted NOI for the first quarter 2026 reached US$ 70.4 million, with a margin of 95.1%, reflecting growth of 13.4% compared to first quarter 2025. Adjusted EBITDA reached US$ 62.1 million with an 83.9% margin, increasing 12.4% year-over-year. Vesta FFO for the quarter totaled US$ 43.1 million, a 4.1% decrease compared to first quarter 2025.

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Vesta is well positioned to continue delivering strong performance, supported by a high-quality portfolio, robust development platform, and a clear long-term strategy. In an environment defined by uncertainty, our priorities are clear: preserve occupancy, sustain pricing power, and grow with discipline. Looking ahead, we remain focused on executing our strategy, maintaining portfolio quality, and allocating capital selectively in line with long-term value creation.

The strength of our existing tenant base provides a natural pathway for lease-up while we attract new best-in-class clients, led by our team's unparalleled expertise. Backed by a robust portfolio and a secured land bank, Vesta is uniquely well positioned to accelerate capital deployment and capture emerging opportunities with discipline and conviction, driving long-term value for our stakeholders.

Thank you for your continued support,

Lorenzo D. Berho
CEO

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First Quarter Financial Summary
Consolidated Statutory Accounts
The accompanying consolidated condensed interim financial statements have been prepared based on International Accounting Standards (IFRS), which differs in certain significant respects from U.S. GAAP. This information should be read in conjunction with, and is qualified in its entirety by, reference to our financial consolidated statements, including the notes thereto and are stated in US dollars unless otherwise noted.
All consolidated financial statements have been prepared using an historical cost basis, excluding investment properties and financial instruments at the end of each reporting period. Historical cost is largely based on the fair value of the consideration given in exchange for assets. First quarter 2026 results are presented in comparison to the same period of the prior year and on an adjusted basis based on the same accounting rules.
Revenues

Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q1 2026	Q1 2025	Chg. %
Revenues
Rental income	68.2	60.6	12.6
Reimbursable building services	5.8	4.3	35.4
Energy Income	2.7	2.2	24.5
Management Fees	0.0	0.0	(100.0)
Total Revenues	76.7	67.1	14.4
Total Operating Property Costs	(7.4)	(5.2)	42.7
Related to properties that generate rental income	(6.2)	(4.4)	38.8
Costs related to properties	(3.6)	(2.8)	30.7
Costs related to energy	(2.5)	(1.7)	52.2
Related to properties that did not generate rental income	(1.3)	(0.8)	65.8
Adjusted Net Operating Income	70.4	62.1	13.4
Vesta’s first quarter 2026 total revenues increased 14.4% to US$ 76.7 million, from US$ 67.1 million in the first quarter 2025. The US$ 9.68 million rental revenue increase was primarily due to: [i] a US$ 8.14 million, or 12.1%, increase from space rented in the first quarter of 2026 which had previously been vacant in the first quarter of 2025; [ii] a US$ 2.04 million, or 3.0%, increase related to inflationary adjustments on rented property in the first quarter of 2026, [iii] a US$ 0.53 million increase in energy income; [iv] a US$ 1.07 million, or 1.6%, increase in rental income due to the conversion of peso-denominated rental income into U.S. dollars; and [v] US$ 1.51 million increase in other income that are not recorded as rental revenue, reflecting reimbursements for expenses paid by Vesta on behalf of clients .
These results were partially offset by: [i] a US$ 3.47 million, or 5.2%, decrease related to lease agreements that expired and were not renewed during the first quarter of 2026; [ii] a US$ 0.02 million, or 0.04%, decrease related to management fees collected during 2025 but not in 2026; and [iii] a US$ 0.10 million, or 0.2%, decrease due to the recognized straight-line IFRS adjustment.
88.9% of Vesta’s first quarter 2026 rental revenues were U.S. dollar denominated and indexed to the U.S. Consumer Price Index (CPI), a decrease from 89.7% in the first quarter of 2025. Contracts denominated in pesos are adjusted annually based on the equivalent Mexican Consumer Price Index, the “Indice Nacional de Precios al Consumidor” (INPC).

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Property Operating Costs
Vesta’s first quarter 2026 total operating costs reached US$ 7.4 million, compared to US$ 5.2 million in the first quarter 2025; a US$ 2.2 million, or 42.7%, increase due to increased costs related to both rental income generating properties and non generating income properties.
During the first quarter 2026, costs related to investment properties generating rental revenues amounted to US$ 6.2 million, compared to US$ 4.4 million for the same period in 2025. This was primarily attributable to an increase in costs related to maintenance, real estate taxes, insurance costs, and other property related expenses, while first quarter 2026 energy-related costs increased by 52.2% to US$ 2.5 million from US$ 1.7 million during the first quarter 2025.
Costs from investment properties which did not generate rental revenues during the first quarter 2026 increased by US$ 0.5 million, to US$ 1.3 million. This was primarily due to an increase in real estate taxes, insurance costs, maintenance and other property related expenses as a result of higher vacancy rates at Vesta Parks compared to 2025.
Adjusted Net Operating Income (Adjusted NOI) 3
First quarter Adjusted Net Operating Income increased 13.4% to US$ 70.4 million year on year with a 62 basis-points NOI margin decrease, to 95.1%. This decrease was due to higher operating property costs, resulting in a lower margin.
General and Administrative Expenses

Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q1 2026	Q1 2025	Chg. %
General and Administrative Expenses	(9.3)	(8.3)	12.3
Stock- based Compensation Expenses	2.2	2.2	2.4
Depreciation	(0.5)	(0.6)	(26.0)
Adjusted EBITDA	62.1	55.3	12.4
First quarter 2026 general and administrative expenses totaled US$ 9.3 million, compared to US$ 8.3 million in the first quarter of 2025; a 12.3% increase. The increase was primarily due to an increase in employee salaries and short-term benefits, as well as marketing expenses, property appraisal costs and other administrative expenses.
Expenses related to the share-based payment of Vesta’s compensation plan amounted to US$ 2.2 million for the first quarter of 2026. For detailed information on Vesta's expenses, please see Note 18 within the Company’s Financial Statements.
Depreciation
First quarter 2026 depreciation was US$ 0.5 million, a very slight decrease compared to US$ 0.6 million in the first quarter of 2025. This amount reflects the depreciation of office space and equipment, as well as the amortization of Vesta's operating systems.

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1.NOI and NOI Margin calculations have been modified, please refer to Notes and Disclaimers.

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Adjusted EBITDA 4
First quarter 2026 Adjusted EBITDA increased by 12.4% to US$ 62.1 million, from US$ 55.3 million in the first quarter 2025, with a 130-basis-points EBITDA margin decrease to 83.9%, as compared to 85.2% for the same period in 2025. This margin decrease was due to higher costs and administrative expenses during the first quarter 2026.
Other Income and Expense

Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q1 2026	Q1 2025	Chg. %
Other Income and Expenses
Interest income	2.1	1.0	103.7
Other income	3.6	1.6	132.6
Other expense	(1.6)	(0.5)	206.7
Transaction cost on debt issuance	0.0	0.0	na
Interest expense	(19.0)	(10.3)	84.3
Exchange gain (loss)	(0.3)	(0.1)	(161.8)
Share of results of associates	0.0	0.0	na
Gain from properties sold	0.0	0.0	na
Gain on revaluation of investment properties	53.4	(16.0)	(433.2)
Total other income (expenses)	38.4	(24.3)	(257.7)
Total first quarter 2026 other income reached US$ 38.4 million, compared to other expense of US$ 24.3 million in the first quarter of 2025, representing an increase primarily due to a higher gain on revaluation of investment properties and higher interest income and other income, partially offset by higher interest expense, as well as higher exchange losses and other expenses.
First quarter 2026 interest income increased to US$ 2.1 million year over year, from US$ 1.0 million in the first quarter of 2025, due to a higher interest-generating cash position during the first quarter of 2026 as compared to the same quarter last year.
First quarter 2026 other income resulted in a US$ 3.6 million gain due to the net effect of the Company’s other income items.
First quarter 2026 other expense resulted in a US$ 1.6 million expense, which reflects the net result of the Company’s other expense items.
First quarter 2026 interest expense increased to US$ 19.0 million, from US$ 10.3 million for the same quarter in 2025, reflecting a higher debt balance compared to the first quarter last year.
Vesta’s first quarter 2026 foreign exchange loss was US$ 0.3 million, compared to a US$ 0.1 million loss in the first quarter of 2025. This loss relates primarily to sequential currency movements in Vesta’s dollar-denominated debt balance during the first quarter of 2026 within WTN, the Company’s only subsidiary that uses the Mexican peso as its functional currency.
The valuation of investment properties in the first quarter of 2026 resulted in a US$ 53.4 million gain, compared to a US$ 16.0 million loss in the first quarter of 2025. This year over year increase was primarily driven by the commencement of buildings under construction and new leasing activity throughout the first quarter 2026.
___________________________________
2.EBITDA and EBITDA margin calculations have been updated; please refer to the Notes and Disclaimers section.

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Profit Before Income Taxes

Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q1 2026	Q1 2025	Chg. %
Profit Before Income Taxes	97.9	28.6	242.7
Income Tax Expense	3.0	(13.7)	122.2
Current Tax	(5.2)	(8.9)	(40.8)
Deferred Tax	8.3	(4.8)	(271.9)
Profit for the Period	101.0	14.9	(576.8)
Valuation of derivative financial instruments	0.0	0.0	na
Exchange differences on translating other functional currency operations	6.6	(2.6)	(353.9)
Total Comprehensive Income for the period	107.6	12.3	(774.7)
Due to the above factors, first quarter 2026 profit before income taxes reached US$ 97.9 million, compared to US$ 28.6 million in the same quarter of last year.
Income Tax Expense
Vesta reported a US$ 3.0 million income tax gain in the first quarter 2026, compared to a US$ 13.7 million expense in first quarter 2025.
In calculating income tax expense for each quarter of the year, the Company estimated its 2026 effective tax rate, taking into account balance stability, the statutory tax rate, the expected effects of exchange rate movements on tax balances, and anticipated inflationary effects.
First Quarter 2026 Profit
Due to the above, the Company’s first quarter 2026 profit was US$ 101.0 million, compared to US$ 14.9 million profit for the first quarter 2025.
Total Comprehensive Income (Loss) for the Period
Vesta closed the first quarter 2026 with US$ 107.6 million in total comprehensive income, compared to a US$ 12.3 million income in the first quarter of 2025, driven by the factors described above. This comprehensive income was partially offset by a US$ 6.6 million gain from exchange differences related to the translation of other functional currency operations.

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Funds from Operations (FFO)

FFO Reconciliation (million)	Q1 2026	Q1 2025	Chg. %
Profit for the year	101.0	14.9	576.8
Gain on revaluation of investment properties	(53.4)	16.0	(433.2)
Gain in properties sold	0.0	0.0	na
FFO	47.5	31.0	53.6
Stock- based Compensation Expenses	2.2	2.2	2.4
Exchange Gain (Loss)	0.3	0.1	161.8
Depreciation	0.5	0.6	(26.0)
Other income	(3.6)	(1.6)	132.6
Other income energy	1.6	0.5	206.7
Energy	(0.2)	(0.5)	(66.1)
Share of results of associates	0.0	0.0	na
Interest income	(2.1)	(1.0)	103.7
Income Tax Expense	(3.0)	13.7	(122.2)
Vesta FFO	43.1	45.0	(4.1)
Vesta FFO per share	0.0502	0.0518	(3.1)
Current Tax	(5.2)	(8.9)	(40.8)
Vesta FFO (-) Tax Expense	37.9	36.1	4.9
Vesta FFO (-) Tax Expense per share	0.0441	0.0416	6.0
First quarter 2026 Vesta Funds from Operations after tax expense resulted in a US$ 37.9 million, or US$ 0.0441 per share, gain compared with a US$ 36.1 million, or US$ 0.0416 per share, gain for the first quarter 2025.
Vesta FFO for the first quarter 2026 reached US$ 43.1 million; a 4.1% decrease compared to US$ 45.0 million in first quarter 2025, while Vesta FFO per share reached US$ 0.0502 per share for the first quarter of 2026, a 3.1% decrease compared to the first quarter of 2025.
Capex
Investing activities during the first quarter of 2026 were primarily related to payments for construction in progress on new buildings in Mexico's Northern, Bajío and Central regions, as well as infrastructure-related expenses, resulting in total investing cash outflows of US$ 15.5 million.
Debt
As of March 31, 2026, Vesta's total debt balance was US$ 1,175.7 million, all of which was related to long-term liabilities. As of the first quarter of 2026, the Company had no secured debt; 100% of its debt was denominated in US dollars, and 87.2% of its interest rate exposure was fixed.
Stabilized Portfolio
Vesta currently reports stabilized portfolio occupancy and same-store occupancy, as management believes these metrics are useful indicators of the performance of the Company’s operating portfolio. The additional metrics are intended to reflect market best practices and better enable comparison of Vesta’s performance with that of its publicly traded industrial real estate peers.
The operating portfolio calculation includes properties which have reached 80% occupancy or have been completed for more than one year, whichever occurs first.

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	Q1 2025			Q1 2026
Region	Stabilized Portfolio		Growth SF	Stabilized Portfolio
	SF	%	SF	SF	%
Central Mexico	8,106,357	20.3%	470,593	8,576,950	20.8%
Bajio	18,815,632	47.1%	717,401	19,533,034	47.4%
North	13,037,364	32.6%	103,499	13,140,863	31.9%
Total	39,959,353	100%	1,291,493	41,250,846	100%

	Q1 2025		Q1 2026
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	8,106,357	100.0%	8,277,752	96.5%
Bajio	18,004,555	95.7%	18,003,974	92.2%
North	11,966,256	91.8%	12,232,040	93.1%
Total	38,077,168	95.3%	38,513,765	93.4%
Same-Store Portfolio
Based on this calculation, this metric will only include properties within the Company’s portfolio which have been stabilized for the entirety of current and comparable periods. This is intended to reflect market best practices and aid in the comparison of Vesta’s performance with the performance of its publicly traded industrial real estate peers. Vesta has provided below a reconciliation of the updated definition versus the prior definition.

	Q1 2025			Q1 2026
Region	Same Store Portfolio		Growth SF	Same Store Portfolio
	SF	%	SF	SF	%
Central Mexico	7,256,309	19.8%	850,157	8,106,466	20.4%
Bajio	18,026,641	49.3%	788,983	18,815,625	47.2%
North	11,304,934	30.9%	1,605,000	12,909,934	32.4%
Total	36,587,884	100%	3,244,140	39,832,024	100%

	Q1 2025		Q1 2026
	Occupancy SF	% Total	Occupancy SF	% Total
Central Mexico	7,256,309	100.0%	8,106,466	100.0%
Bajio	17,377,324	96.4%	17,731,065	94.2%
North	10,987,328	97.2%	12,001,111	93.0%
Total	35,620,961	97.4%	37,838,641	95.0%
Total Portfolio
As of March 31, 2026, the Company’s portfolio was comprised of 231 high-quality industrial assets with a total gross leased area (“GLA”) of 43.0 million square feet (4.0 million square meters “m2”) and with 88.9% of the Company’s income denominated in U.S. dollars. The majority of Vesta’s properties are located in markets representing the most significant economic growth in the country, such as the Northern, Central and Bajío regions. Vesta’s tenants are predominantly multinational companies, and the Company has balanced industry exposure to sectors such as e-commerce/online retail, food and beverage, automotive, aerospace and logistics, among others.

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	Q4 2025		Q1 2026
Region	Total Portfolio		Growth SF	Total Portfolio
	SF	%	SF	SF	%
Central Mexico	8,576,950	20.0%	0	8,576,950	20.0%
Bajio	20,093,889	46.8%	(5)	20,093,885	46.8%
North	14,283,183	33.3%	4	14,283,187	33.3%
Total	42,954,022	100%	(1)	42,954,021	100%
Total Vacancy
Vesta’s property portfolio had a 10.3% vacancy rate as of March 31, 2026.

	Q4 2025		Q1 2026
	Vacant SF	% Total	Vacant SF	% Total
Central Mexico	299,198	3.5%	299,198	3.5%
Bajio	1,898,272	9.4%	2,089,911	10.4%
North	2,217,636	15.5%	2,051,147	14.4%
Total	4,415,106	10.3%	4,440,256	10.3%
Projects Under Construction
Vesta is currently developing 1,553,309 sf (144,307 m2) in inventory buildings.

Projects under Construction
Project	GLA (SF)	GLA (m2)	Investment (1) (thousand USD)	Type	Expected Termination Date	City	Region
Megaregion 7	375,625	34,897	32.4	Inventory	Feb, 2027	Tijuana	North
Guadalajara 9	314,220	29,192	25.3	Inventory	Oct, 2026	Guadalajara	Bajio
Guadalajara 10	381,398	35,433	32.8	Inventory	Apr, 2026	Guadalajara	Bajio
Safrán Exp	81,608	7,582	4.5	BTS	Aug, 2026	Querétaro	Bajio
Santa Barbara 1	223,965	20,807	28.8	Inventory	Jan, 2027	Valle de México	Central
Santa Barbara 2	176,493	16,397	23.0	Inventory	Jan, 2027	Valle de México	Central
Total	1,553,309	144,307	146.7
(1)Investment figures include the proportional cost of land and related infrastructure.
*Adjusted based on final leasing terms.

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Land Reserves
The Company had 52.1 million sf in land reserves as of March 31, 2026.

	December 31, 2025	March 31, 2026
Region	Gross Land Area (SF)	Gross Land Area (SF)	% Chg.
Tijuana	4,005,262	3,313,939	(17)%
Monterrey	15,256,736	15,256,736	—%
Juárez	4,237,626	4,237,626	—%
San Luis Potosí	2,555,692	2,555,692	—%
Querétaro	3,561,966	3,561,966	—%
Guanajuato	3,404,979	3,404,979	—%
Aguascalientes	10,281,833	10,281,833	—%
SMA	3,597,220	3,597,220	—%
Guadalajara	5,874,455	5,874,455	—%
Puebla	0	0	na
Mexico City	815,780	0	(100)%
Total	53,591,548	52,084,445	-2.8%

13

Summary of 3-Month 2026 Results

				12 months
Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q1 2026	Q1 2025	Chg. %	2025	2024	Chg. %
Revenues
Rental income	68.2	60.6	12.6	259.2	231.2	12.1
Reimbursable building services	5.8	4.3	35.4	14.4	13.2	9.7
Energy Income	2.7	2.2	24.5	9.6	7.6	26.6
Management Fees	0.0	0.0	(100.0)	0.0	0.4	(91.7)
Total Revenues	76.7	67.1	14.4	283.2	252.3	12.2
Total Operating Property Costs	(7.4)	(5.2)	42.7	(28.3)	(24.6)	15.0
Related to properties that generate rental income	(6.2)	(4.4)	38.8	(24.1)	(21.2)	13.5
Costs related to properties	(3.6)	(2.8)	30.7	(14.2)	(13.2)	7.6
Costs related to energy	(2.5)	(1.7)	52.2	(9.9)	(8.0)	23.2
Related to properties that did not generate rental income	(1.26)	(0.76)	65.8	(4.2)	(3.3)	24.6
Adjusted Net Operating Income	70.4	62.1	13.4	259.4	231.5	12.0
General and Administrative Expenses	(9.3)	(8.3)	12.3	(33.8)	(32.8)	3.1
Stock- based Compensation Expenses	2.2	2.2	2.4	9.6	9.0	7.2
Depreciation	(0.5)	(0.6)	(26.0)	(1.7)	(1.4)	21.8
Adjusted EBITDA	62.1	55.3	12.4	231.1	204.4	13.1
Other Income and Expenses
Interest income	2.1	1.0	103.7	5.3	15.2	(65.3)
Other income	3.6	1.6	132.6	6.8	4.3	58.3
Other expense	(1.6)	(0.5)	206.7	(3.5)	(5.2)	(31.6)
Transaction cost on debt issuance	0.0	0.0	na	0.0	0.0	na
Interest expense	(19.0)	(10.3)	84.3	(56.2)	(44.3)	27.0
Exchange gain (loss)	(0.3)	(0.1)	(161.8)	10.1	(10.8)	(193.2)
Share of results of associates	0.0	0.0	na	0.0	0.0	na
Gain from properties sold	0.0	0.0	na	0.0	2.6	(100.4)
Gain on revaluation of investment properties	53.4	(16.0)	(433.2)	52.1	270.7	(80.8)
Total other income (expenses)	38.4	(24.3)	(257.7)	14.5	232.6	(93.8)
Profit Before Income Taxes	97.9	28.6	242.7	234.0	426.2	(45.1)
Income Tax Expense	3.0	(13.7)	122.2	7.9	(202.8)	(103.9)
Current Tax	(5.2)	(8.9)	(40.8)	(56.1)	(31.9)	76.0
Deferred Tax	8.3	(4.8)	(271.9)	64.1	(170.9)	(137.5)
Profit for the Period	101.0	14.9	(576.8)	241.9	223.3	8.3
Valuation of derivative financial instruments	0.0	0.0	na	0.0	0.0	na
Exchange differences on translating other functional currency operations	6.6	(2.6)	(353.9)	1.8	(13.2)	(113.6)
Total Comprehensive Income for the period	107.6	12.3	(774.7)	243.7	210.2	15.9
Shares (average)	859.0	867.9	(1.0)	861.1	883.3	(2.5)
Diluted EPS	0.1253	0.0142		0.2830	0.2380
Revenues increased 12.2% to US$ 283.2 million for the accumulated three months of 2026, compared to US$ 252.3 million in 2025, while operating costs increased to US$ 28.3 million, or 15.0%, compared to US$ 24.6 million in 2025, primarily due to the increase in properties that generate income as well as those which do not generate rental income.

14

Adjusted Net operating income for the full year 2026 was US$ 259.4 million; a 12.0% increase compared to US$ 231.5 million in the same period in 2025. The Adjusted NOI margin for the three months of 2026 reached 94.8% compared to 94.6% in the same period in 2025.
At the close of March 31, 2026, administrative expenses increased by 3.1% to US$ 33.8 million for the three months of 2026, as compared to US$ 32.8 million for the same period in 2025, primarily due to an increase in employees' annual salaries plus short term benefits, other expenses and Vesta´s stock-based compensation.
Adjusted EBITDA for the three months of 2026 was US$ 231.1 million; an 13.1% increase compared to US$ 204.4 million in the same period of 2025. The Adjusted EBITDA margin for three months of 2026 reached 84.4% compared to 83.5% in the same period of 2025.
Total other expense for the three months of 2026 was US$ 14.5 million, compared to a US$ 232.6 million gain in the prior year. This reflects a decrease in the revaluation of investment properties and interest income, and an increase in interest expense.
The Company’s profit before tax therefore amounted to US$ 234.0 million for the three months of 2026.
Income tax for the three months ended March 31, 2026 resulted in a US$ 7.9 million gain, compared to a US$ 202.8 million expense for the three months ended March 31, 2025. This year over year improvement was primarily due to a positive deferred tax impact of US$ 64.1 million, compared to a deferred tax expense of US$ 170.9 million in the prior year, largely due to the appreciation of the peso.
Profit for the three months of 2026 was US$ 241.9 million, compared to US$ 223.3 million in the same period of 2025, due to factors described above.
Vesta closed the three month period ended March 31, 2026 with US$ 243.7 million in total comprehensive income, compared to US$ 210.2 million at the end of the same period in 2024, driven by the factors previously described. This gain was partially increased by a US$ 1.8 million gain from functional currency translation.
Capital expenditures for the three-months of 2026 totaled US$ 15.5 million, primarily related to investment property development, as well as land acquisitions and infrastructure investments.

15

Subsequent Events
Dividends:
Vesta shareholders approved a US$ 74.8 million-dollar dividend at the Company's Annual General Shareholders Meeting held on April 22, 2026, to be paid in quarterly installments at the closing exchange rate of the day prior to payment. The quarterly dividend per share will be determined based on the outstanding number of shares on the distribution date.

Dividend Payout (millions)	2025	2026

Plus (Loss)/ Minus (Profit)	426.16	233.97
Depreciation	1.42	1.72
Foreign Exchange Loss (Profit)	10.84	-10.10
Non cash share compensation plan 2015	8.98	12.38
Gain (Loss) on revaluation of investment properties	-270.75	-52.08
Gain in sell properties	-2.62	0.01
Total Non cash adjustments	-252.13	-48.05
Available cash	174.03	185.92
Principal Payment	-4.86	-1.78
Taxes Paid in Cash	-0.65	-14.15
Maintenance Reserve	-9.50	-9.50
Total Cash Adjustment	-15.00	-25.44
Distributable Cash	159.03	160.48
Dividend Recommendation	69.54	74.75
Dividend Ratio	0.44	0.47
Vesta will pay a cash dividend for the first quarter 2026 on May 6, 2026 equivalent to MXN$ per ordinary share on Jan 19, 2026. The dividend will be paid through the S.D. Indeval S.A. de C.V. Institución para el Depósito de Valores (INDEVAL) and will be provisioned as dividends payable in the Company’s financial statements as of the end of the second quarter of 2026.

Dividends per share
Q1 2026	—

16

Appendix: Financial Tables

Consolidated Interim and Annual Statements of Profit and Other Comprehensive Income (million)	Q1 2026	Q1 2025	Chg. %
Revenues
Rental income	68.2	60.6	12.6
Reimbursable building services	5.8	4.3	35.4
Energy Income	2.7	2.2	24.5
Management Fees	0.0	0.0	(100.0)
Total Revenues	76.7	67.1	14.4
Total Operating Property Costs	(7.4)	(5.2)	42.7
Related to properties that generate rental income	(6.2)	(4.4)	38.8
Costs related to properties	(3.6)	(2.8)	30.7
Costs related to energy	(2.5)	(1.7)	52.2
Related to properties that did not generate rental income	(1.26)	(0.76)	65.8
Adjusted Net Operating Income	70.4	62.1	13.4
General and Administrative Expenses	(9.3)	(8.3)	12.3
Stock- based Compensation Expenses	2.2	2.2	2.4
Depreciation	(0.5)	(0.6)	(26.0)
Adjusted EBITDA	62.1	55.3	12.4
Other Income and Expenses
Interest income	2.1	1.0	103.7
Other income	3.6	1.6	132.6
Other expense	(1.6)	(0.5)	206.7
Transaction cost on debt issuance	0.0	0.0	na
Interest expense	(19.0)	(10.3)	84.3
Exchange gain (loss)	(0.3)	(0.1)	(161.8)
Share of results of associates	0.0	0.0	na
Gain from properties sold	0.0	0.0	na
Gain on revaluation of investment properties	53.4	(16.0)	(433.2)
Total other income (expenses)	38.4	(24.3)	(257.7)
Profit Before Income Taxes	97.9	28.6	242.7
Income Tax Expense	3.0	(13.7)	122.2
Current Tax	(5.2)	(8.9)	(40.8)
Deferred Tax	8.3	(4.8)	(271.9)
Profit for the Period	101.0	14.9	(576.8)
Valuation of derivative financial instruments	0.0	0.0	na
Exchange differences on translating other functional currency operations	6.6	(2.6)	(353.9)
Total Comprehensive Income for the period	107.6	12.3	(774.7)
Shares (average)	859.0	867.9	(1.0)
Diluted EPS	0.1253	0.0142

17

Consolidated Statements of Financial Position (million)	March 31, 2026	December 31, 2025
ASSETS
CURRENT
Cash and cash equivalents	206.1	336.9
Financial assets held for trading	0.0	0.0
Accounts receivable- net	46.7	47.5
Operating lease receivable	8.9	8.8
Due from related parties	0.0	0.0
Prepaid expenses	10.2	4.1
Guarantee deposits made	0.0	0.0
Total current assets	272.0	397.4
NON-CURRENT
Investment properties	4,228.2	4,129.4
Leasing Terms	1.3	1.4
Office equipment - net	2.2	2.3
Derivative financial instruments	0.0	0.0
Due from related parties	3.6	3.5
Guarantee Deposits made	6.5	8.5
Total non-current assets	4,241.8	4,145.1

TOTAL ASSETS	4,513.8	4,542.5

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current portion of long-term debt	0.0	1.8
Financial leases payable-short term	0.7	0.6
Accrued interest	11.8	10.0
Accounts payable	29.7	30.8
Income tax payable	1.1	14.2
Dividends payable	0.0	17.4
Accrued expenses	4.7	7.3
Total current liabilities	48.0	82.1
NON-CURRENT
Long-term debt	1,175.7	1,273.4
Financial leases payable-long term	0.7	0.8
Derivative financial instruments	0.0	0.0
Guarantee deposits received	31.3	30.0
Long-term accounts payable	23.4	23.4
Employees benefits	2.9	3.7
Deferred income taxes	373.0	381.3
Total non-current liabilities	1,607.1	1,712.6

TOTAL LIABILITIES	1,655.1	1,794.7

STOCKHOLDERS' EQUITY
Capital stock	582.3	580.0
Additional paid-in capital	893.9	884.2
Retained earnings	1,421.7	1,320.8
Share-base payments reserve	(1.4)	7.3
Foreign currency translation	(37.8)	(44.4)
Valuation of derivative financial instruments	0.0	0.0
Total shareholders' equity	2,858.7	2,747.8

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	4,513.8	4,542.5

18

Consolidated Statements of Cash Flows (million)	March 31, 2026	March 31, 2025
Cash flow from operating activities:
Profit before income taxes	97.9	28.6
Adjustments:
Depreciation	0.3	0.5
Depreciation of right of use assets	0.2	0.2
Gain on revaluation of investment properties	(53.4)	16.0
Effect of foreign exchange rates	6.9	(2.5)
Interest income	(2.1)	(1.0)
Interest expense	17.8	10.7
Amortization debt issuance-related expenses	1.1	(0.4)
Gain share of results of associates	0.0	0.0
Expense recognized related to share-based payments	3.3	2.2
Employee Benefits	(0.7)	0.2
Gain in sale of investment property	0.0	0.0
Income tax benefit from equity issuance costs	0.0	0.0
Working capital adjustments
(Increase) decrease in:
Operating leases receivables- net	(0.2)	(1.9)
Recoverable taxes	0.9	(3.2)
Guarantee Deposits made	1.3	(0.5)
Prepaid expenses	(6.1)	(7.0)
(Increase) decrease in:
Accounts payable	(22.6)	(7.5)
Accrued expenses	(2.5)	(1.8)
Guarantee Deposits received	1.3	0.7
Interest received	2.1	1.0
Income Tax Paid	(18.3)	(8.4)
Net cash generated by operating activities	27.04	25.9

Cash flow from investing activities
Purchases of investment property	(15.5)	(58.2)
Non-tenant reimburstments	0.0	0.0
Sale of investment property	0.0	0.0
Acquisition of office furniture	(0.3)	(0.7)
Net cash used in investing activities	(15.7)	(59.0)

Cash flow from financing activities
Interest paid	(16.0)	(6.7)
Loans obtained	0.0	0.0
Loans Paid	(100.6)	(45.5)
Cost of debt issuance	0.0	0.0
Dividends paid	(17.4)	(16.2)
Repurchase of treasury shares	0.0	(35.9)
Equity issuance	0.0	0.0
Costs of debt issuance	0.0	0.0
Payment of lease liabilities	(0.2)	(0.2)
Net cash (used in) generated by financing activities	(134.2)	(104.4)

Effects of exchange rates changes on cash	(8.6)	2.1
Net Increase in cash and cash equivalents	(131.5)	(135.4)
Cash, restricted cash and cash equivalents at the beginning of period	337.6	184.9
Cash, restricted cash and cash equivalents at the end of period	206.1	49.4

19

Consolidated Statements of Changes in Stockholders’ Equity (million)	Capital Stock	Additional Paid-in Capital	Retained Earnings	Share-based payment reserve	Foreign Currency Translation	Total Stockholders´ Equity

Balances as of January 1, 2025	585.5	905.7	1,148.4	3.9	(46.2)	2,597.3
Dividends declared	0.0	0.0	(69.5)	0.0	0.0	(69.5)
Share-based payments	0.0	0.0	0.0	2.2	0.0	2.2
Repurchase of shares	(7.5)	(28.4)	0.0	0.0	0.0	(35.9)
Vested shares	2.0	7.0	0.0	(9.0)	0.0	0.0
Comprehensive income (loss)	0.0	0.0	14.9	0.0	(2.6)	12.3
Balances as of March 31, 2025	580.0	884.3	1093.8	(2.9)	(48.8)	2506.3
Balances as of January 1, 2026	580.0	884.2	1,320.8	7.3	(44.4)	2,747.8
Dividends declared	0.0	0.0	0.0	0.0	0.0	0.0
Vested shares	2.3	9.7	0.0	(12.0)	0.0	0.0
Share-based payments	0.0	0.0	0.0	3.3	0.0	3.3
Repurchase of shares	0.0	0.0	0.0	0.0	0.0	0.0
Comprehensive income (loss)	0.0	0.0	101.0	0.0	6.6	107.6
Balances as of March 31, 2026	582.3	893.9	1,421.7	(1.4)	(37.8)	2,858.7

20

Notes and Disclaimers
Interim Consolidated Condensed Financial Statements: The financial information included in this release for the three-months periods ended March 31, 2026 and 2025 has not been audited.
Exchange Rate: The exchange rates used for figures expressed in US dollars (US$) were as follows:

Date	Exchange Rate
Balance Sheet
March 31, 2025	20.318
March 31, 2026	18.067
Income Statement
Q1 2025 (average)	20.422
Q1 2026 (average)	17.568
“Adjusted EBITDA” as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period.
“Adjusted EBITDA margin” means Adjusted EBITDA divided by total revenues minus energy income.
“NOI” means the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period.
“Adjusted NOI” means the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period minus energy costs.
“Adjusted NOI margin” means Adjusted NOI divided by total revenues minus energy income.
“FFO” means profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property.
“Vesta FFO” means the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, other energy income net, interest income, total income tax expense, depreciation and stock-based compensation expense and equity plus.
Prior period: Unless otherwise stated, the comparison of operating and financial figures compares the same prior year period.
Percentages may not sum to total due to rounding.
Build to Suit (BTS): a building which is custom-made in design and construction in order to meet client-specific needs.
Inventory buildings: buildings constructed in accordance with standard industry specifications, for those clients that do not require a BTS Building.
Analyst Coverage
In compliance with the internal regulation of the BMV, article 4.033.01 Frac. VIII, Vesta is covered by analysts at the following brokages:
•Actinver Casa de Bolsa, S.A. de C.V. Grupo Financiero Actinver
•Barclays Bank Mexico, S.A.

21

•Bank of America
•BBVA Bancomer S.A.
•Bradesco BBI Research
•BTG Pactual US Capital LLC
•Casa de Bolsa Credit Suisse S.A. de C.V.
•Casa de Bolsa Santander S.A. de C.V.
•Citigroup Global Markets Inc.
•GBM Grupo Bursátil Mexicano S.A. de C.V.
•Grupo Financiero Interacciones S.A. de C.V.
•Grupo Signum, S.A. de C.V.
•Goldman Sachs
•Itaú Corretora de Valores S.A
•J.P. Morgan Casa de Bolsa, S.A. de C.V.
•Morgan Stanley
•Scotia Inverlat Casa de Bolsa S.A. de C.V.
•UBS Global Research

About Vesta
Vesta is a leading real estate owner, developer and asset manager of industrial buildings and distribution centers in Mexico. As of March 31, 2026, Vesta owned 231 properties located in modern industrial parks across 16 states in Mexico, totaling 43.0 million sf (4.0 million m2) of gross leasable area (GLA). Vesta serves a diversified base of world-class clients across a range of industries, including automotive, aerospace, retail, high-tech, pharmaceuticals, electronics, food and beverage and packaging. For additional information, please visit: www.vesta.com.mx.
Note on Forward-Looking Statements
This report may contain certain forward-looking statements and information relating to the Company and its expected future performance that reflects the current views and/or expectations of the Company and its management with respect to its performance, business and future events. Forward looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and may contain words like “believe,” “anticipate,” “expect,” “envisages,” “will likely result,” or any other words or phrases of similar meaning. Such statements are subject to a number of risks, uncertainties and assumptions. Some of the factors that may affect outcomes and results include, but are not limited to: (i) national, regional and local economic and political climates; (ii) changes in global financial markets, interest rates and foreign currency exchange rates; (iii) increased or unanticipated competition for our properties; (iv) risks associated with acquisitions, dispositions and development of properties; (v) tax structuring and changes in income tax laws and rates; (vi) availability of financing and capital, the levels of debt that we maintain; (vii) environmental uncertainties, including risks of natural disasters; (viii) risks related to any potential health crisis and the measures that governments, agencies, law enforcement and/or health authorities implement to address such crisis; and (ix) those additional factors discussed in reports filed with the Bolsa Mexicana de Valores and in the U.S. Securities and Exchange Commission. We caution you that these important factors could cause actual results to differ materially from

22

the plans, objectives, expectations, estimates and intentions expressed in this presentation and in oral statements made by authorized officers of the Company. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to update or revise any forward-looking statements, including any financial guidance, whether as a result of new information, future events or otherwise except as may be required by law.
Definitions / Discussion of Non-GAAP Financial Measures:
Change in Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO calculation methodology
During the year ended December 31, 2023, our business began to experience different effects associated with our tenants growing their operations in Mexico that among other impacts resulted in increased energy consumption which we recognize as an energy income and energy cost during the period. Our management considered these income and costs represent a business activity not actively managed by us and does not relate directly to our business operation and strategy; therefore, we updated our policy to further adjust our Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO to exclude energy income and energy costs.
We have applied the change in calculation methodology retroactively. This change had an impact on Adjusted EBITDA, NOI, Adjusted NOI and Vesta FFO of $0.3 million, ($0.4) million and $0.0 million as of December 31, 2023, 2022 and 2021.
Reconciliation of Adjusted EBITDA, NOI and Adjusted NOI
The table below sets forth a reconciliation of Adjusted EBITDA, NOI and Adjusted NOI to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We calculate Adjusted EBITDA as the sum of profit for the year adjusted by (a) total income tax expense (b) interest income, (c) other income, (d) other expense (e) finance costs, (f) exchange gain (loss) – net, (g) gain on sale of investment property, (h) gain on revaluation of investment property, (i) depreciation, (j) stock-based compensation expense (k) energy income and (l) energy costs during the relevant period. We calculate NOI as the sum of Adjusted EBITDA plus general and administrative expenses, reversing the discrete depreciation expense impact in Adjusted EBITDA minus and stock-based compensation expense during the relevant period. We calculate Adjusted NOI as the sum of NOI plus property operating costs related to properties that did not generate rental income during the relevant period.
Adjusted EBITDA is not a financial measure recognized under IFRS and does not purport to be an alternative to profit or total comprehensive income for the period as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments and tax payments. Our presentation of Adjusted EBITDA has limitations as an analytical tool, and you should not consider it in isolation or as a substitute for analysis of our results as reported under IFRS. Management uses Adjusted EBITDA to measure and evaluate the operating performance of our principal business (which consists of developing, leasing and managing industrial properties) before our cost of capital and income tax expense. Adjusted EBITDA is a measure commonly used in our industry, and we present Adjusted EBITDA to supplement investor understanding of our operating performance. We believe that Adjusted EBITDA provides investors and analysts with a measure of operating results unaffected by differences in tenant’s operation, capital structures, capital investment cycles and fair value adjustments of related assets among otherwise comparable companies.
NOI or Adjusted NOI are not financial measures recognized under IFRS and do not purport to be alternatives to profit for the period or total comprehensive income as measures of operating performance. NOI and Adjusted NOI are supplemental industry reporting measures used to evaluate the performance of our investments in real estate assets and our operating results. In addition, Adjusted NOI is a leading indicator of the trends related to NOI as we typically have a strong development portfolio of “speculative buildings.” Under IAS 40, we have adopted the fair value model to measure our investment property and, for that reason, our financial statements do not reflect depreciation nor amortization of our investment properties, and therefore such items are not part of the calculations of NOI or Adjusted NOI. We believe that NOI is useful to investors as a performance measure and that it provides useful information regarding our results of operations and financial condition because, when compared across periods, it reflects the impact on operations from trends in occupancy rates, rental rates, operating costs and acquisition and development activity on an unleveraged basis, providing perspective not immediately apparent from profit for the year. For example,

23

interest expense is not necessarily linked to the operating performance of a real estate asset and is often incurred at the corporate level as opposed to the property level. Similarly, interest expense may be incurred at the property level even though the financing proceeds may be used at the corporate level (e.g., used for other investment activity). As so defined, NOI and Adjusted NOI may not be comparable to net operating income or similar measures reported by other real estate companies that define NOI or Adjusted NOI differently.
Adjusted EBITDA margin, NOI margin and Adjusted NOI margin
The table below also includes a reconciliation of Adjusted EBITDA margin, NOI margin and Adjusted NOI margin to profit for the year, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. We present margin ratios to rental income plus management fees minus electricity income to compliment the understanding of our operating performance; measuring our profitability compared to the revenues directly related to our business activities.

	For the Three-Month
	Period Ended March 31,
	2026	2025

	(millions of US$)
Profit for the period	101.0	14.9
(+) Total income tax expense	(3.0)	13.7
(-) Interest income	(2.1)	(1.0)
(-) Other income (1)	(3.6)	(1.6)
(-) Other expense	1.6	0.5
(+) Finance costs	19.0	10.3
(-) Exchange gain (loss) - net	0.3	0.1
(-) Share of results of associates	0.0	0.0
(-) Gain on sale of investment property	0.0	0.0
(-) Gain on revaluation of investment property	(53.4)	16.0
(+) Depreciation	0.5	0.6
(+) Share-based compensation	2.2	2.2
(-) Energy income	(2.7)	(2.2)
(+) Energy Expense	2.5	1.7
Adjusted EBITDA	62.1	55.3
(+) General and administrative expenses	9.3	8.3
(-) Share -based compensation expense	(2.2)	(2.2)
NOI	69.1	61.3
(+) Property operating costs related to properties that did not generate rental income	1.3	0.8
Adjusted NOI	70.4	62.1
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to our audited consolidated financial statements.
Reconciliation of FFO and Vesta FFO
The table below sets forth a reconciliation of FFO and Vesta FFO to profit for the period, the most directly comparable IFRS financial measure, for each of the periods indicated, as reported in the Company’s financial statements. FFO is calculated as profit for the period, excluding: (i) gain on sale of investment property and (ii) gain on revaluation of investment property. We calculate Vesta FFO as the sum of FFO, as adjusted for the impact of exchange gain (loss) - net, other income – net, interest income, total income tax expense, depreciation and long-term incentive plan and equity plus.

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The Company believes that Vesta FFO is useful to investors as a supplemental performance measure because it excludes the effects of certain items which can create significant earnings volatility, but which do not directly relate to our business operations. We believe Vesta FFO can facilitate comparisons of operating performance between periods, while also providing a more meaningful predictor of future earnings potential. Additionally, since Vesta FFO does not capture the level of capital expenditures per maintenance and improvements to maintain the operating performance of properties, which has a material economic impact on operating results, we believe Vesta FFO’s usefulness as a measure of performance may be limited.
Our computation of FFO and Vesta FFO may not be comparable to FFO measures reported by other REITs or real estate companies that define or interpret the FFO definition differently. FFO and Vesta FFO should not be considered as a substitute for net profit for the period attributable to our common shareholders.

	For the Three-Month
	Period Ended March 31,
	2026	2025

	(millions of US$)
Profit for the period	101.0	14.9
(-) Gain on sale of investment property	0.0	0.0
(-) Gain on revaluation of investment property	(53.4)	16.0
FFO	47.5	31.0
(-) Exchange gain (loss) – net	0.3	0.1
(-) Other income(1)	(3.6)	(1.6)
(-) Other expense	1.6	0.5
(-) Share of results of associates	0.0	0.0
(-) Interest income	(2.1)	(1.0)
(+) Total income tax expense	(3.0)	13.7
(+) Depreciation	0.5	0.6
(-) Share -based compensation expense	2.2	2.2
(-) Energy income	(2.7)	(2.2)
(+) Energy Expense	2.5	1.7
Vesta FFO	43.1	45.0
(1)Includes other income and expenses unrelated to our operations, such as reimbursements from insurance proceeds, and sales of office equipment. For more information, see note 15 to Vesta’s consolidated financial statements.

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